

Bradford & Bingley

RECEIVED

2005 FEB -7 P 2:47



05005649

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Tel. 01274 806106

SUPPL

28 January 2005

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PROCESSED
FEB 11 2005
THOMSON
FINANCIAL

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk



F427 (02/2004)

## SCHEDULE 10

## NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bradford & Bingley plc



2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of three subsidiary companies engaged in investment management.
Capital Guardian Trust Company
Capital International Limited
Capital International S.A.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| | |
|---|---|
| State Street Nominees | 349,700 |
| Bank of New York Nominees | 4,644,977 |
| Northern Trust | 1,106,000 |
| Chase Nominees Ltd | 5,187,200 |
| Midland Bank plc | 735,400 |
| Bankers Trust | 385,200 |
| Barclays Bank | 343,900 |
| Citibank London | 132,200 |
| Royal Trust | 15,700 |
| Morgan Guaranty | 141,100 |
| Nortrust Nominees | 2,968,200 |
| State Street Bank & Trust Co. | 1,007,400 |
| Citibank | 15,400 |
| HSBC Bank plc | 475,200 |
| Mellon Nominees (UK) Ltd | 578,400 |
| JP Morgan Chase Bank | 328,400 |
| Lloyds Bank | 21,300 |
| Citibank NA | 65,000 |
| Deutsche Bank AG | 271,500 |
| Chase Manhattan Nominee Ltd | 107,000 |
| Mellon Bank N.A. | 198,200 |
| Northen Trust AVFC | 155,600 |
| KAS UK | 62,900 |



| | |
|---|---|
| Bank One London | 86,800 |
| Clydesdale Bank plc | 118,900 |
| Morgan Stanley | 24,000 |
| J.P. Morgan | 2,162,100 |

5. Number of shares / amount of stock acquired

21,687,677

6. Percentage of issued class

3.42%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 25 pence shares

10. Date of transaction

Not known

11. Date company informed

19 January 2005

12. Total holding following this notification

21,687,677

13. Total percentage holding of issued class following this notification

3.42%

14. Any additional information

15. Name of contact and telephone number for queries

Phil Kershaw 01274 806106

16. Name and signature of authorised company official responsible for making this notification

Phil Kershaw

Date of notification

20 January 2005

**25 January 2005**



# Bradford & Bingley agrees to acquire up to £1.4bn of mortgage portfolios from GMAC- RFC

Bradford & Bingley plc is pleased to announce that it has today signed a further agreement with GMAC-RFC that allows the Group to acquire up to £1.4 billion of mortgage portfolios over the next year. This agreement follows the purchase of a number of similar loan portfolios from GMAC-RFC for a total consideration of £3.1 billion since September 2002.

The acquisition will be made in four tranches, the size of which will be determined by Bradford & Bingley. The minimum consideration for each of the four tranches will be £50 million up to a combined maximum total of £1.4 billion.

The assets will be acquired by Mortgage Express, a wholly owned subsidiary of Bradford & Bingley plc, and will be funded from the Group's existing resources.

This latest loan portfolio acquisition will increase the Group's managed assets, which stood at £35.8 billion on 30th June 2004, by up to 3.9%. Although the mix of the mortgages acquired will not be finalised until Bradford & Bingley exercises its option to buy each portfolio, they will have similar characteristics to the portfolios the Group previously acquired from GMAC-RFC in September 2002, March 2003 and under the agreements signed in April 2003 and December 2003.

All lending in the portfolios will be secured on residential property with a credit risk profile comparable to the previous £3.1 billion of similar portfolios acquired. In addition to reviewing the credit controls GMAC-RFC employed in originating the loan portfolios, Mortgage Express will further test the loan books using its own credit scoring process to confirm that they meet the Bradford & Bingley Group's credit standards.

***If you would like to discuss the information in this statement, please contact:***

Investor Relations:
Phillip McLelland
Bradford & Bingley plc
PO Box 88
Crossflatts
Bingley
BD16 2UA
Tel: 01274 806112
Fax: 01274 554662
*Email: phillip.mclelland@bbg.co.uk*

Press Office:
Nickie Aiken
Bradford & Bingley plc
21-27 Lamb's Conduit Street
London
WC1N 3BD
Tel: 020 7067 5631
Fax: 020 7067 5656
*Email: nickie.aiken@bbg.co.uk*

# SCHEDULE 10

## NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bradford & Bingley plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of three subsidiary companies engaged in investment management.
Capital Guardian Trust Company
Capital International Limited
Capital International S.A.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| | |
|---|---:|
| State Street Nominees | 417,600 |
| Bank of New York Nominees | 5,401,977 |
| Northern Trust | 1,293,200 |
| Chase Nominees Ltd | 6,287,400 |
| Midland Bank plc | 886,600 |
| Bankers Trust | 464,400 |
| Barclays Bank | 415,200 |
| Citibank London | 160,100 |
| Royal Trust | 20,900 |
| Morgan Guaranty | 162,800 |
| Nortrust Nominees | 3,491,400 |
| State Street Bank & Trust Co. | 1,171,900 |
| Citibank | 20,400 |
| HSBC Bank plc | 567,600 |
| Mellon Nominees (UK) Ltd | 697,400 |
| JP Morgan Chase Bank | 395,300 |
| Lloyds Bank | 27,200 |
| Citibank NA | 80,500 |
| Deutsche Bank AG | 322,400 |
| Chase Manhattan Nominee Ltd | 128,800 |
| Mellon Bank N.A. | 230,000 |
| Northen Trust AVFC | 179,500 |
| KAS UK | 75,600 |

| | |
|---|---|
| Bank One London | 102,600 |
| Clydesdale Bank plc | 149,600 |
| Morgan Stanley | 30,200 |
| J.P. Morgan | 2,597,100 |

5. Number of shares / amount of stock acquired

4,090,000

6. Percentage of issued class

0.645%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 25 pence shares

10. Date of transaction

Not known

11. Date company informed

26 January 2005

12. Total holding following this notification

25,777677

13. Total percentage holding of issued class following this notification

4.065%

14. Any additional information

15. Name of contact and telephone number for queries

Phil Kershaw 01274 806106

16. Name and signature of authorised company official responsible for making this notification

Phil Kershaw

Date of notification

27 January 2005